Statement on third-party

clopidogrel applications in Germany

Paris, France – May 28, 2008 – Sanofi-aventis has become aware of the registrations of Clopidogrel besylate in Germany, as reflected in the AMIS-database of the BfArM (The German Federal Drug Regulatory Authority) on May 28, 2008.

These registrations refer to a different salt of clopidogrel than the one of Plavix® (clopidogrel bisulfate), and the products are labelled only for a limited number of indications when compared to Plavix®.

Sanofi-aventis is convinced that these registrations have been obtained in violation of applicable laws and it has already filed legal action.

More than 70 million patients have been treated with Plavix® to date on a worldwide basis. The benefit / risk ratio of Plavix® has been documented in several landmark clinical studies involving more than 100,000 patients across the full spectrum of indications - ACS, recent MI, recent ischemic stroke and established P.A.D. - with real-world experience since its launch.

As well recognized by the medical community, Antiplatelet agents need rigorous evaluation through well designed clinical trials in patients, before concluding on the efficacy and the safety profile of such compounds.

Sanofi-aventis will continue to pursue its legal and regulatory actions and to vigorously defend its rights, including patent and regulatory data protection.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Forward-looking statements –sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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